

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 9, 2014

Via E-mail
Andrew Fellner
Chief Executive Officer
Strategic Global Investments, Inc.
8451 Miralani Drive
Suite D
San Diego, California 92126

> **Re:** **Strategic Global Investments, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed June 30, 2014**
> **File No. 024-10377**

Dear Mr. Fellner:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Item 5. Unregistered Securities Issued or Sold Within One Year, page 3

1. We note your response to comment 1 in our prior letter dated June 3, 2014. However, there continue to be discrepancies in your disclosure regarding prior sales. For example, you state on page F-31 that the note receivable of $80,000 from June 17, 2013 was rescinded on December 31, 2013, while your disclosure under Item 5 indicates that the receivable continues to constitute a valid sale. Please revise your disclosure under Item 5 to show only valid sales that have not been rescinded.

2. It appears from your Exhibit A, with respect to sales in 2013, that notes received as consideration for shares may have been cancelled but that the sales themselves were not rescinded. For example, lines 3 to 5 show sales of 18 million shares with nothing received as consideration. Please confirm that in all cases where notes were cancelled, purchasers returned to the company the corresponding number of shares purchased.

3. We also note that there are numerous differences between the Issuance History on page 2 of the Supplemental Information posted on OTCMarkets.com on May 15, 2014 and your disclosure here. Please tell us the reason for the discrepancies.

4. Additionally, we note your statement on page 5, Item 6, where you state that you "sold the full amount of securities covered by [your] filing on Form 1-A which was qualified by the Commission on January 17, 2014." That Form 1-A was for a maximum offering of $3,000,000. Disclosures on pages 3 and 4 of your current Form 1-A indicate that in 2014 you sold 24,313,090,000 shares for total proceeds of $2,356,309. Please advise us why there is a discrepancy between the two figures representing proceeds raised by the company in 2014.

Offering Circular Cover Page

5. We note the reoccurring description of your Company's business as "a development stage corporation engaged in proving our customers with various opportunities to use the Internet to provide on demand information or advertising to targeted audiences." However, with the acquisition of Bearpot, Inc., it appears that the Company's operations have expanded beyond the Internet. Please revise your business description here and elsewhere to discuss the full range of your intended operations.

Risk Factors, page 17
In the past we have rescinded stock sales, page 24

6. We note your disclosure in response to prior comment 3. Please revise the following details:
   - Your Regulation A filings were qualified, not declared effective
   - The first two offerings were not at the same price. The price was dropped by 75% in the second offering.
   - The third offering circular was qualified in January 2014.

- The cash portions of sales in 2013 were not rescinded, only where notes were received in lieu of cash.
- The rescissions of sales did not result in additional dilution.

Medical Marijuana Growing, page 32

7. In your response to comment 4 in our prior letter, you state that you are not permitted under current regulations to sell marijuana to more than 5 to 6 people. Please clarify the nature of the regulations to which you refer and what timeframe this restriction is based upon, days, weeks, months, etc. Revise to discuss all material regulations, including federal law. For example, disclose whether there are greater restrictions on the sale of recreational marijuana than on medical marijuana. Also, state specifically what type of license, if any, is required for sellers, and whether you possess the required license or licenses. Revise to clarify your statement that you expect the State of Colorado to revise its regulations on the sale of marijuana in July. State which regulations you refer to, and update your discussion as appropriate.

Financial Statements for the Periods Ended March 31, 2014 and 2013, page 46

Note 4 – Stockholder's Equity, page F-8

8. We note your disclosure on page F-11 that you have received approximately $2.1 million in cash from the sale of stock in 2014, after expenses. We also note that under Item 5. Unregistered Securities Issued and Sold within One Year, it appears you have sold approximately $2.4 million in stock in 2014. Please explain why there appears to be a discrepancy of approximately $300,000, especially in light of your own expense estimate for the current offering is only about $5,000.

Financial Statements for the Years Ended December 31, 2013 and 2012, page F-15

Statement of Operations for the Years Ending December 31, 2013 and 2012, page F-19

9. We note your response to comment no. 10. In the notes to the financial statements, please provide a quantified disclosure of the number of shares and the amount expensed as a result of the issuance of shares to Mr. Fellner, leading to the material increase in Selling, General and Administrative expenses for the year ended December 31, 2013.

Statement of Cash Flows for the Years Ending December 31, 2013 and 2012, page F-21

10. We note you received cash proceeds of $613,632 from the issuance of stock for the year ended December 31, 2013. Please explain to us and reconcile the apparent discrepancy between the cash proceeds received as shown on the Statement of Cash Flows and your Stockholder's Equity footnote disclosures on pages F-31 and F-32, which indicate cash proceeds of about $95,000.

Note 4 – Stockholder's Equity, page F-30

11. We note your response to comment no. 12. We also note that on November 22, 2013 you issued shares to Beaufort Ventures in exchange for cash and services rendered. Please explain why this issuance is not listed under Item 5. Unregistered Securities Issued and Sold within One Year. Also explain why you disclose that a note had been rescinded as December 31, 2013 when a note doesn't appear to have been issued.

12. Please explain whether or not the $60,000 note issued to Whitehead Financial Group on March 18, 2013 has been rescinded. If it has been rescinded, please correct your disclosure, and if not, please explain why it does not appear on the Balance Sheet.

13. Please tell us the exact date each of the notes disclosed as rescinded were rescinded and the manner the rescission was executed, for example, whether there was an exchange of correspondence.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376, or Robert S. Littlepage, Accountant Branch Chief at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Adviser, at (202) 551-3436, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

Cc: Warren J. Archer
      Morella & Assoc.